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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C  20549

                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                            (Amendment No. _______)

                    Xerographic Laser Images Corporation
                -----------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)


                                  984118-10-9
                        -------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|.
A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item i; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.	984118-10-9            Page  2 of  5 Pages
         ---------------    	         ---   ---


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Anthony D. D'Amelio
            ###-##-####
    ----------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  _
                             (a) |_|
                                  _
                             (b) |_|

3.  SEC USE ONLY

    -----------------------------------------------------------------------

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
    -----------------------------------------------------------------------

5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    SOLE VOTING POWER
          Common Stock      434,887 Shares
    -----------------------------------------------------------------------

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER
          N/A
    ----------------------------------------------------------------------

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER
          434,887 Shares
    ---------------------------------------------------------------------

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER
          N/A
    ---------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Common Shares       434,887 Shares
    ---------------------------------------------------------------------

10. CHECK BOX IF AGGREGATE AMOUNT IN ROW (3) EXCLUDES CERTAIN SHARES*
         *Warrants                         138,000
          Preferred Stock                    6,000
          Options (which are exercisable)   61,667
    ---------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          21.3%
    ---------------------------------------------------------------------

12. TYPE OF REPORTING*
         IN
    ---------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


                           INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) 	Names and Social Security Numbers of Reporting Persons-Furnish the
full legal name of each person for whom the report is filed-i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G." Below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership is a group disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)	The third row is for SEC internal use; please leave blank.

(4) 	Citizenship or Place of Organization-Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate amount Beneficially Owned By Each Reporting Person, Etc.-Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after the decimal point).

(10)	Check if the aggregate amount reported as beneficially owned in row (9) does not include shares to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934.

(12)	Type of Reporting Person- Please classify each 	"reporting person"
according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                        Category                                      Symbol
                   Broker Dealer                                        BD
                   Bank                                                 BK
                   Insurance Company                                    IC
                   Investment Company                                   IV
                   Investment Advisor                                   IA
		                 Employee Benefit Plan, Pension Fund
                        or Endowment Fund                               EP
                   Parent Holding Company                               HC
                   Corporation                                          CO
                   Partnership                                          PN
                   Individual                                           IN
                   Other                                                OO
Notes:
        Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
	Filing persons may, in order to avoid unnecessary duplication, answer item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of the cover page item will result in the item becoming a part of the schedule and accordingly being considered a "filed" for purpose of Section 18 of the Securities Exchange Act or otherwise subject to liabilities of the section of the Act.
	Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

           SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

	Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
	Disclosures of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information will be available for inspection by any member of the public.
	Because of the nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities law or other civil, criminal or regulatory statues or provisions. Social Securities or I.R.S identification numbers, if furnished, will assist the Commission in identifying securities and, therefore, in promptly processing statements of beneficial ownership of securities.
	Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                            GENERAL INSTRUCTIONS

A.	Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by the statement in this schedule may be incorporated by reference in response to any of the items of this schedule. If such
information is incorporated by 	reference in this schedule, copies of the
relevant pages of such a form shall be filed as an exhibit to this schedule.

C.	The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.
	(A) Name of Issuer

                 		Xerographic Laser Images Corporation
                -------------------------------------------
	(b) Address of Issuer's Principal Executive Offices

				               101 Billerica Avenue
                -------------------------------------------

                   North Billerica, MA 01864
                -------------------------------------------

Item 2.

	(A) Name of Person Filing
                   Anthony D. D'Amelio
               ---------------------------------------------

	(b) Address of Principal Business Office or, if none, Residence
                   101 Billerica Avenue
                   North Billerica, MA  01862
               ---------------------------------------------

	(c) Citizenship
                   U.S.A.
            ----------------------------------------------

	(d) Title of Class of Securities
                   Common Stock
            ----------------------------------------------

	(e) CUSIP Number
                   984118-10-9
            ----------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
check whether the person filing is a: 	N/A
               _
        (a)   |_|  Broker or Dealer registered under Section 15 of the Act
               _
        (b)   |_|  Bank as defined in section 3(a)(19) of the Act
               _
        (c)   |_| Insurance Company as defined in section 3(a)(19) of the act
               _
        (d) |_| Investment Company registered under section 8 of the Investment Company Act
               _
        (e) |_| Investment Advisor registered under section 203 of the Investment Advisors Act of 1940
               _
        (f)   |_| Employee Benefit Plan. Pension Fund which is subject to
                  the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see &240.13d-1(b)(ii)(0)(F)
               _
        (g) |_| Parent Holding Company, in accordance with &240.13d-1(b)(ii)(0) (Note: See Item 7)
               _
        (h)   |_| Group, in accordance with &240.13d-1(b)(ii)(H)

Item 4. Ownership
	If the percent of the class owned as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provided the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned
          N/A
     ---------------------------------

	(b)	Percent of Class
          N/A
     ---------------------------------

	(c)	Number of shares as to which such person has:

     (i)     sole power to vote or to direct the vote
             434,887 Shares of Common Stock
             ------------------------------------------

   		(ii)	   shared power to vote or to direct the vote
             N/A
             ------------------------------------------

   		(iii)	  sole power to dispose or to direct the disposition of
             434,887 Shares of Common Stock
             ------------------------------------------

   		(iv)	   shared power to dispose to direct the disposition of
             N/A
             ------------------------------------------

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the parent Holding Company
	If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification  of Members of the Group
	If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group had filed this schedule pursuant to rule 13d-19c0, attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group
	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported or will be filed, if required, by members of the group, in their individual capacity.
See Item 5.

Item 10. Certification
	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  2/12/98
                                            --------------------------
                                                       Date

                                             /S/ Anthony D. D'Amelio
                                            --------------------------
                                                      Signature

                                        Anthony D. D'Amelio, President & CEO
                                       -------------------------------------
                                                       Name/Title